Exhibit 21.1

SUBSIDIARIES OF FREESCALE SEMICONDUCTOR, INC.

Name of Entity	Jurisdiction of Formation
Freescale Semiconducteurs France SAS	France
Freescale Semiconducteurs Centre de Recherches Crolles SAS*	France
Freescale Semiconductor (China) Limited*	China
Freescale Semiconductor Holding Limited	British Virgin Islands
Freescale Semiconductor Holding UK Limited	Scotland, United Kingdom
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor Japan Limited	Japan
Freescale Semiconductor Malaysia Sdn. Bhd.	Malaysia
Freescale Semiconductor UK Limited*	Scotland, United Kingdom
Tohoku Semiconductor Corporation	Japan

*	Indirectly owned by Freescale Semiconductor, Inc.